Exhibit 99.1

530-8th Avenue SW, 6th floor Calgary AB, T2P 3S8 www.computershare.com
Date: April 24, 2019

To: All Canadian Securities Regulatory Authorities New York Stock Exchange

Subject: CRESCENT POINT ENERGY CORP

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual and Special Meeting
Record Date for Notice of Meeting :	May 2, 2019
Record Date for Voting (if applicable)	May 2, 2019
Beneficial Ownership Determination Date :	May 2, 2019
Meeting Date :	June 14, 2019
Meeting Location (if available) :	Calgary, AB
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	No

Voting Security Details:
Description	CUSIP Number	ISIN
COMMON SHARES	22576C101	CA22576C1014

Sincerely,

Computershare
Agent for CRESCENT POINT ENERGY CORP